Exhibit 99.1

Youdao, Inc. Announces Rescheduling of Annual General Meeting

Beijing, China – November 30, 2022 – Youdao, Inc. (“Youdao” or the “Company”) (NYSE: DAO), a leading technology-focused intelligent learning company in China, today announced that due to the challenges related to the COVID-19 pandemic, it will postpone its previously announced annual general meeting of shareholders (the “2022 AGM”), originally scheduled for December 1, 2022, to a later date to be determined by the Company’s board of directors. For additional details of the 2022 AGM, please refer to the Company’s current report on Form 6-K dated November 3, 2022.

The Company will announce additional details regarding the time and venue of the 2022 AGM in due course. The Company is continuing to closely monitor developments related to the COVID-19 pandemic and may alter the venue and format of the 2022 AGM based on changing conditions.

About Youdao, Inc.

Youdao, Inc. (NYSE: DAO) is a leading technology-focused intelligent learning company in China dedicated to developing and using technologies to provide learning content, applications and solutions to users of all ages. Building on the popularity of its online knowledge tools such as Youdao Dictionary and Youdao Translation, Youdao now offers smart devices, STEAM courses, adult and vocational courses, and education digitalization solutions. In addition, Youdao has developed a variety of interactive learning apps. Youdao was founded in 2006 as part of NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), a leading internet technology company in China.

For more information, please visit: http://ir.youdao.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Jeffrey Wang

Youdao, Inc.

Tel: +86-10-8255-8163 ext. 89980

E-mail: IR@rd.netease.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: youdao@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: youdao@thepiacentegroup.com

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